Shengfeng Development Limited

September 9, 2022

Via EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shengfeng Development Limited
Amendment No. 6 to Draft Registration Statement on Form F-1
Submitted July 25, 2022
CIK No. 0001863218

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated August 19, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shengfeng Development Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Cover Page

1. We note your revisions in response to prior comment 1 and reissue the comment in part. Please revise to disclose that investors are purchasing an interest in Shengfeng Development Limited, your Cayman Islands holding company.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of the Registration Statement to clearly disclose that investors are purchasing an interest in Shengfeng Development Limited, our Cayman Islands holding company.

2. Please revise your disclosure here and throughout to definitively state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, and pages 2 and 39 of the Registration Statement to definitively state that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong.

3. Please update your disclosures to clarify, for example, that the final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

Response: In response to the Staff’s comment, we updated our disclosure on the cover page, and pages 2 and 39 of the Registration Statement to disclose that the final rules adopted by the SEC relating to the HFCA Act became effective on January 10, 2022.

4. We note your disclosure here regarding how cash is transferred through your organization and that, as of the date of this prospectus, none of your subsidiaries or the VIE have made any “dividends or distributions” to your Company and your Company has not made any “dividends or distributions to your shareholders.” Please revise to clarify whether any other transfers, including cash transfers, have occurred. We note your disclosure on page 19.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of the Registration Statement to clarify that no other transfers, including cash transfers, have occurred throughout our organization.

Prospectus Summary

Consolidation, page 14

5. For consistency, please revise the titles shown in the parentheses of the columns in the condensed consolidating schedules so that they align with the shortened titles referenced via quotation marks in the Corporate Structure presentation on page 8. For example, we note that Shengfeng Development Limited is referenced as “Shengfeng Cayman” and that Shengfeng Holding Limited is referenced as “Shengfeng HK” on page 8. Please retain parenthetical references to WFOE and VIE.

Response: In response to the Staff’s comment, we revised our disclosure on pages 15-18 and pages 66-69 of the Registration Statement to accommodate the request.

6. We note the revisions made in response to prior comment 4. However, we also note that pursuant to the Exclusive Technical Consultation and Service Agreements (VIE Agreements), Fujian Tianyu Shengfeng Logistics Co., Ltd. (WFOE) is engaged to provide certain technical services to Shengfeng Logistics Group Co., Ltd. and subsidiaries (VIE), and that WFOE is entitled to a “service fee” equal to 50% of the after-tax income of VIE and a “floating fee,” which is not to exceed the after-tax income of VIE after deducing the service fee. Therefore, it remains unclear (i) how the revenue and receivable from VIE is reflected in the WFOE column of your condensed consolidating schedules, or (ii) how the expense and amounts due to WFOE are reflected in the VIE column of your condensed consolidating schedules for the year ended December 31, 2021. Please explain or revise your condensed consolidating schedules as necessary.

Response: In response to the Staff’s comment, we revised our disclosure on pages 15 to 18 and 66 to 69 of the Registration Statement. For the service fee and floating fee, they represent 100% of the VIE income net of tax,

7. We further note that the Shengfeng Cayman column reflects “Investment in Subsidiaries and VIE” and “Income from VIE and its subsidiaries” in the condensed consolidating schedules (i.e. balance sheet and statement of operations, respectively). However, we note that Shengfeng Cayman does not have an equity interest in VIE. Therefore, it is unclear why the Shengfeng Cayman and Shengfeng HK columns do not reflect their equity investment and their share of equity income from their respective subsidiaries in the condensed consolidating schedules, respectively, as of and for the year ended December 31, 2021. In this regard, we note that Shengfeng Cayman holds a 100% equity interest in Shengfeng HK and that Shengfeng HK holds a 100% equity interest in WFOE, and that the VIE Agreements referenced in the prior comment should be given appropriate consideration.

Response: In response to the Staff’s comment, we revised our disclosure on pages 15 to 18 and 66 to 69 of the Registration Statement. We have previously responded in our comments dated December 17, 2021 on comment # 9 that Shengfeng Cayman formed a 100% owned subsidiary, Shengfeng HK, and Shengfeng HK formed a 100% owned subsidiary, Fujian Tianyu Shengfeng Logistics Co., Ltd (WOFE), without any monetary capitalization as part of the reorganization. For the years ended December 31, 2021 and 2020, Shengfeng Cayman and Shengfeng HK had no capitalized equity investment nor any income from equity investment from their respective subsidiaries.

8. We note from disclosure on page F-9 that the VIE Agreements were signed on January 7, 2021. Therefore, it appears that amounts included in the Shengfeng Cayman, Shengfeng HK and Tianyu (WFOE) columns that pre-date the VIE Agreements (i.e. January 7, 2021) should be zero or N/A. Please explain or revise your condensed consolidating schedules as necessary. Also, please revise the introductory paragraph beginning on page 14 to clarify when the VIE Agreements were entered into and why the historical amounts are reflected in the VIE only column.

Response: In response to the Staff’s comment, we included the following in the introductory paragraph on page of the Registration Statement.

“On December 18, 2020, the Company completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of the Company prior to the reorganization. The Company, and Shengfeng HK were established as the holding companies of Shengfeng WFOE. Shengfeng WFOE is the primary beneficiary of Shengfeng VIE and its subsidiaries, and all of these entities are under common control which results in the consolidation of Shengfeng VIE and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Even though the VIE agreements were executed pre-date the Company’s reorganization, because the VIE and its subsidiaries and the Company are under common control, the consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company under U.S.GAAP.”

Dividend Distributions, Cash Transfer, and Tax Consequences , page 19

9. We note your revisions in response to prior comment 5 and reissue the comment in part. Please more clearly describe how cash is transferred through your organization. Also, we note you disclose that "[s]ubject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among [your] Cayman Islands holding company and [your] subsidiaries, and that "[c]ash transfers from [your] Cayman Islands holding company are subject to applicable PRC laws and regulations on loans and direct investment. You further disclose that "[i]f needed, cash can be transferred between [your] holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between [your] Cayman Islands holding company and subsidiaries in Hong Kong and mainland China, other than certain restrictions and limitations imposed by the PRC government. Please revise to clarify the legal and regulatory restrictions and limitations that you reference and provide a brief summary of these restrictions and limitations. Please also revise to address how these restrictions and limitations impact your ability to transfer cash or distribute earnings to U.S. investors and clarify, if true, that no dividends or distributions have been made to U.S. investors to date.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 19 of the Registration Statement to describe how cash is transferred through our organization. We further revised our disclosure on pages 19 and 20 of the Registration Statement to (i) clarify the legal and regulatory restrictions and limitations that we reference, provide a brief summary of these restrictions and limitations, and to address how these restrictions and limitations impact our ability to transfer cash or distribute earnings to U.S. investors, and (ii) clarify that no dividends or distributions have been made to U.S. investors to date.

Risk Factors

Our financial condition, results of operations, and cash flows have been adversely affected by COVID-19, page 27

10. We note your disclosure here that as of December 31, 2021, the COVID-19 pandemic has not had material impacts on your operations results. We also note your disclosure on page 74 that, as of June 30, 2021, (i) all of your employees had returned to work, (ii) your major operations, including transportation and warehouse storage management, had fully recovered around China, and (iii) customer demand for your services had fully recovered. We further note that certain areas of mainland China and Hong Kong were impacted by COVID-19 lockdowns in earlier 2022. Please update these disclosures as of a more recent date.

Response: In response to the Staff’s comment, we revised our disclosure on pages 27 and 74 of the Registration Statement to update the impact of the COVID-19 pandemic on our Company in early 2022. We also respectfully direct the Staff’s attention to our previous disclosure on page 74 that “from April to May, 2022, Shanghai was shut down and all the business in Shanghai were closed due to the COVID-19 Omicron variant. Our business in Shanghai has dropped significantly and revenue decreased by approximately $2 million compared with revenue in March 2022. The shutdown was over in June 2022, and business in Shanghai has since resumed.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Factors Affecting our Results of Operations, page 73

11. You state on page 88 that “Due to the outbreak of COVID-19, downstream clients faced disruptions in their supply chain, which resulted in a decline in demand.” Please include a discussion addressing whether the supply chain disruptions experienced by your downstream clients materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: In response to the Staff’s comment, we revised our disclosure on page 74 of the Registration Statement to discuss that the supply chain disruptions experienced by our downstream clients materially have not affected our outlook or business goals.

Results of Operations

Cost of revenues, page 79

12. You state that “In 2022, worldwide inflation has led to a sharp rise in fuel prices, which will significantly increase the Company's operating costs.” Please revise to include relevant disclosure if recent inflationary pressures have materially impacted or are expected to materially impact your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. As part of your disclosure, identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, we revised our disclosure on page 79 of the Registration Statement to discuss that the recent inflationary pressures have not material impacted and are expected to materially impact our operations, and that we have not identified any actions to mitigate inflationary pressures as if the date of the prospectus.

Report of Independent Registered Public Accounting Firm

Basis for Opinion, page F-2

13. It appears, with regard to the following statement, “We are a public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) ...,” that the parenthetical reference to the "(United States)" has been removed. Please request a revision from the independent registered public accounting firm, as necessary, to comply with PCAOB AS 3101.

Response: In response to the Staff’s comment, our auditor has added the parenthetical reference to “United States” in the auditor’s opinion.

General

14. We note that you include references to both “PRC” and “mainland China.” Please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how Hong Kong differs from PRC law. Please clarify that the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong, including those of Shengfeng HK.

Response: In response to the Staff’s comment, we respectfully advise that our disclosure does not narrow risks related to operating in the PRC to mainland China only. To further address the Staff’s concerns, we further revised our disclosure on page 36 of the Registration Statement to clarify that the Hong Kong Special Administrative may be subject to the different legal systems from mainland China on the Registration Statement and to clarify that the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong, including those of Shengfeng HK.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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